Exhibit 3.1

ARTICLES OF AMENDMENT TO ARTICLES OF INCORPORATION

OF SKYX PLATFORMS CORP.

ARTICLES OF AMENDMENT TO

CERTIFICATE OF DESIGNATION

OF RIGHTS, PREFERENCES AND PRIVILEGES

OF

SERIES A-1 PREFERRED STOCK

OF

SKYX PLATFORMS CORP.

Pursuant to Sections 607.0601 and 607.0602 of the Florida Business Corporation Act (the “FBCA”), SKYX Platforms Corp., a corporation organized and existing under the laws of the State of Florida (the “Corporation”), does hereby submit the following:

WHEREAS, pursuant to the Corporation’s Articles of Incorporation, dated November 6, 2012, the Corporation has 500,000,000 shares of common stock, no par value per share, and 20,000,000 shares of preferred stock, no par value per share (the “Preferred Stock”), authorized, and the Corporation’s Board of Directors (the “Board”) is authorized to issue and establish one or more series of the Preferred Stock and to fix the designation, rights, preferences, powers, restrictions, and limitations thereof;

WHEREAS, on July 31, 2024, the Board approved the establishment and designation of a series of Preferred Stock consisting of 400,000 shares, designated as Series A-1 Preferred Stock, pursuant to the Certificate of Designation of Rights, Preferences and Privileges of Series A-1 Preferred Stock (the “Original Certificate of Designation”), filed with the Florida Department of State on September 30, 2024;

WHEREAS, it is the desire of the Corporation and the Board to amend the Original Certificate of Designation to increase the number of authorized and designated shares of Series A-1 Preferred Stock from 400,000 shares to 480,000 shares;

WHEREAS, pursuant to Section X.C of the Original Certificate of Designation, the affirmative vote or written consent of the Majority Holders (as defined in the Original Certificate of Designation) is required to issue additional shares of Series A-1 Preferred Stock, and such approval has been obtained; and

WHEREAS, on March 21, 2025, the Board approved and authorized the Company to file these Articles of Amendment to the Original Certificate of Designation (this “Amendment”) for the purpose of increasing the number of shares designated as Series A-1 Preferred Stock.

NOW THEREFORE, BE IT RESOLVED that, pursuant to the authority conferred upon the Corporation, as required by Section 607.0601 of the FBCA, and in accordance with the provisions of its Articles of Incorporation and Third Amended and Restated Bylaws, each as amended and restated through the date hereof, the Board does hereby amend the Original Certificate of Designation as follows:

1.	Amendment to Section I (Designation and Amount). Section I of the Original Certificate of Designation is hereby amended and restated in its entirety to read as follows:

“I. DESIGNATION AND AMOUNT

The designation of this series, which consists of 480,000 shares of Preferred Stock, is the Series A-1 Preferred Stock of the Corporation, no par value per share (the “Series A-1 Preferred Stock”) and the stated value shall be twenty-five U.S. dollars (USD $25.00) per share (the “Stated Value”).”

2.	No Other Changes. Except as expressly amended hereby, all other terms, conditions, rights, preferences, privileges, and restrictions of the Series A-1 Preferred Stock as set forth in the Original Certificate of Designation shall remain in full force and effect.

RESOLVED FURTHER, that this Amendment shall become effective as of May 2, 2025 at 12:01 a.m. Eastern Time.

IN WITNESS WHEREOF, this Amendment is executed on behalf of the Corporation by its Chief Executive Officers on April 30, 2025.

SKYX PLATFORMS CORP.

/s/ John P. Campi
John P. Campi, Co-Chief Executive Officer

/s/ Leonard J. Sokolow
Leonard J. Sokolow, Co-Chief Executive Officer

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